Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

Third Quarter 2012 Earnings Report

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our other 2012 unaudited interim condensed consolidated financial statements and our audited consolidated financial statements and MD&A for the year ended December 31, 2011.

Third Quarter 2012 Results
In the third quarter of 2012, we generated profit of $107 million compared to profit of $150 million for the third quarter of 2011. The quarter-over-quarter decline was primarily due to a reduction in margins in our Olefins/Polyolefins business unit. For the nine months ended September 30, 2012, we generated profit of $487 million, compared to profit of $538 million for the nine months ended September 30, 2011. The year-over-year decline for the nine month periods was primarily due to a reduction in margins in our Olefins/Polyolefins business unit, an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives.

The Olefins/Polyolefins business unit generated $226 million of operating profit in the third quarter of 2012 versus operating profit of $287 million in the third quarter of 2011. For the nine months ended September 30, 2012, the business unit generated operating profit of $874 million, compared to operating profit of $935 million for the nine months ended September 30, 2011. The declines were primarily due to lower margins and an increase in depreciation expense.

The Performance Styrenics segment reported operating profit from continuing operations of $2 million in the third quarter of 2012 versus operating profit from continuing operations of $1 million in the third quarter of 2011.  For the nine months ended September 30, 2012, the segment generated operating profit from continuing operations of $8 million compared to $6 million for the nine months ended September 30, 2011.  The improvements were primarily due to reduced depreciation expense.

Highlights
In September 2012, we called our $400 million floating rate senior notes due in November 2013 early and on October 25, 2012, we repaid them using cash-on-hand. In addition, as of September 30, 2012, we repaid the outstanding balances under our accounts receivable securitization programs. Our total debt as of September 30, 2012 was $1,194 million, a reduction of $175 million from the end of the second quarter of 2012, and the pro forma total debt after repaying the 2013 notes is $794 million.

In September 2012, we signed a memorandum of understanding with Paramount Resources Ltd. for a long-term ethane purchase agreement sourced primarily from Paramount's new deepcut facility, Musreau, in Alberta.

Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

NOVA Chemicals Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue	$1,189	$1,448	$3,951	$4,139
Operating profit from continuing operations (1)
Olefins/Polyolefins (2)	$226	$287	$874	$935
Performance Styrenics	2	1	8	6
Operating profit from the businesses from continuing operations (3)	228	288	882	941
Corporate costs	(33)	(34)	(106)	(78)
Operating profit from continuing operations	$195	$254	$776	$863
Profit for the period	$107	$150	$487	$538
Cash provided by operating activities	$265	$451	$898	$709
(1)     Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.
(2)     Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.
(3)     See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue	$1,109	$1,372	$3,727	$3,924
Depreciation and amortization	$72	$67	$212	$189
Operating profit (loss) (1)
Joffre Olefins	$166	$275	$700	$667
Corunna Olefins	71	80	206	222
Polyethylene	16	(39)	(39)	110
Eliminations	(27)	(29)	7	(64)
Total operating profit	$226	$287	$874	$935
Capital spending	$67	$41	$153	$93
Polyethylene sales volume (millions of pounds) (2)	788	820	2,454	2,324
(1)     See Supplemental Measures.
(2)     Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Principal Products:
Ethylene (2)	$0.45	$0.56	$0.49	$0.54
Polyethylene — linear low density butene liner (3)	$0.66	$0.71	$0.70	$0.72
Polyethylene — weighted-average benchmark (3)	$0.68	$0.73	$0.73	$0.75
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$2.30	$3.74	$2.11	$3.85
NYMEX natural gas (dollars per mmBTU) (4)	$2.81	$4.19	$2.62	$4.23
WTI crude oil (dollars per barrel) (5)	$92.22	$89.76	$96.21	$95.48
(1)     Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)     Source: IHS Chemical U.S. Gulf Coast Net Transaction Price.
(3)     Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4)     Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.
(5)     Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating profit was $226 million in the third quarter of 2012 compared to operating profit of $287 million in the third quarter of 2011.  The decline was primarily due to lower margins and an increase in depreciation expense.

Operating profit of $874 million in the first nine months of 2012 was down from operating profit of $935 million in the first nine months of 2011.  The decline was primarily a result of reduced margins and increased depreciation expense, which were partially offset by increased sales volumes.

Capital spending in the third quarter and first nine months of 2012 increased compared to the same periods in 2011 primarily due to increased spending on the NOVA 2020 growth projects.

Joffre Olefins

Third Quarter 2012 Versus Third Quarter 2011
Joffre Olefins reported operating profit of $166 million in the third quarter of 2012, down from $275 million in the third quarter of 2011.  The decline was primarily due to lower sales prices and sales volume, partially offset by lower feedstock costs.  Feedstock costs were lower as average AECO natural gas prices were down nearly 40% in the third quarter of 2012 compared to the third quarter of 2011, while the average ethylene net transaction price was lower by nearly 20%.

Nine Months Ended September 30, 2012 Versus Nine Months Ended September 30, 2011
Joffre Olefins reported operating profit of $700 million in the nine months ended September 30, 2012, up from $667 million in the same period one year ago. The improvement was primarily due to lower feedstock and utility costs.  Feedstock costs were lower as average AECO natural gas prices were down by approximately 45% in the first nine months of 2012 compared to the first nine months of 2011, while the average ethylene net transaction price was lower by nearly 10%.

Corunna Olefins

Third Quarter 2012 Versus Third Quarter 2011
Corunna Olefins reported operating profit of $71 million in the third quarter of 2012, down from operating profit of $80 million in the third quarter of 2011.  The decrease in operating profit was primarily due to a decrease in margins and an increase in depreciation expense resulting from the completion of the maintenance turnaround at the end of 2011.  Average co-product prices decreased in the third quarter of 2012 compared to the third quarter of 2011, with butadiene lower by nearly 50% and chemical grade propylene lower by approximately 35%.

In late September 2012, we experienced an unplanned shutdown of our Corunna cracker due to a maintenance issue. The shutdown lasted approximately 17 days but did not significantly impact third quarter operating profit.

Nine Months Ended September 30, 2012 Versus Nine Months Ended September 30, 2011
Corunna Olefins reported operating profit of $206 million in the nine months ended September 30, 2012, down from $222 million in the nine months ended September 30, 2011.  The decrease in operating profit was primarily due to an increase in depreciation expense resulting from the completion of the maintenance turnaround at the end of 2011 and a decrease in margins. Average co-products prices declined in the first nine months of 2012 compared to the first nine months of 2011, with butadiene decreasing by approximately 15% and chemical grade propylene decreasing by nearly 25%.

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment.  See "Performance Styrenics" below for more information.

Polyethylene

Third Quarter 2012 Versus Third Quarter 2011
The Polyethylene segment reported operating profit of $16 million in the third quarter of 2012, up from an operating loss of $39 million in the third quarter of 2011.  The improvement was primarily due to increased margins, as feedstock costs declined more than selling prices.

The average North American industry linear-low density polyethylene butene liner price was $0.66 per pound in the third quarter of 2012, lower than the $0.71 per pound average for the third quarter of 2011, according to Townsend Polymer Services and Information (“TPSI”).

We undertook a short, planned maintenance turnaround at our Polyethylene 2 facility in Joffre, Alberta, beginning in mid-September and ending in mid-October.

Nine Months Ended September 30, 2012 Versus Nine Months Ended September 30, 2011
The Polyethylene segment operating loss of $39 million in the nine months ended September 30, 2012, was down from operating profit of $110 million in the nine months ended September 30, 2011. The decrease was primarily due to decreased margins as selling prices declined and our feedstock costs increased, partially offset by increased sales volumes.

In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We made interim repairs and have been operating the modified facility at lower production rates with some of our low-density polyethylene products in force majeure. In mid-October 2012, we took the unit off line to begin repair work to return it to full operations. We expect these repairs to take approximately two months, after which we will begin commissioning work. Once this is complete, we expect the unit to have the same capability that it had prior to the unplanned shutdown in 2011.  The impact to operating income through the first nine months of 2012 in the Olefins/Polyolefins business unit was in the range of $60 to $65 million after mitigation efforts, which included selling excess ethylene to third party customers.

Polyethylene sales volume was 2,454 million pounds in the first nine months of 2012, which was higher than the 2,324 million pounds sold during the same period a year ago. The increase was primarily because of reduced planned maintenance turnaround activities in the first nine months of 2012, which more than offset the impact of the production issue at our Mooretown low-density polyethylene facility. The average North American industry linear-low density polyethylene butene liner price was $0.70 per pound in the first nine months of 2012 which was down slightly from $0.72 per pound in the first nine months of 2011, according to TPSI.

Beginning January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.  We accounted for the change on a prospective basis.  If we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2011, operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for the first nine months of 2011.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue	$90	$87	$261	$247
Depreciation and amortization	$—	$1	$1	$2
Operating profit (1)	$2	$1	$8	$6
Capital spending	$1	$1	$2	$3
Sales volume (millions of pounds) (2)	63	62	194	192
(1)     See Supplemental Measures.
(2)     Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Styrene Monomer	$0.78	$0.73	$0.75	$0.75
Expandable Polystyrene	$1.09	$1.04	$1.08	$1.03
(1)     Source:  IHS Chemical.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Olefins segments to our Polyethylene segment.  We accounted for the change on a prospective basis. If we had accounted for the change on a retrospective basis, operating profit for the third quarter of 2011 would have been approximately $4 million higher for the Corunna Olefins segment and approximately $4 million lower for the Performance Styrenics segment.  For the nine months ended September 30, 2011, operating profit would have been approximately $10 million higher for the Corunna Olefins segment and approximately $10 million lower for the Performance Styrenics segment.  Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for the first nine months of 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.

Third Quarter 2012 Versus Third Quarter 2011
The Performance Styrenics segment reported operating profit from continuing operations of $2 million in the third quarter of 2012 compared to operating profit from continuing operations of $1 million in the third quarter of 2011.  The increase was primarily due to lower depreciation expense.

Nine Months Ended September 30, 2012 Versus Nine Months Ended September 30, 2011
The Performance Styrenics segment reported operating profit from continuing operations of $8 million in the nine months ended September 30, 2012, compared to operating profit from continuing operations of $6 million in the nine months ended September 30, 2011.  The slight increase was primarily due to lower operating costs and depreciation expense.

In May 2012, we announced that we signed a letter of intent with PFB Corporation ("PFB"), for a subsidiary of PFB to acquire our Performance Styrenics business, including our expandable polystyrene and ARCEL® resin products.  We expect to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.  We did not execute definitive agreements during the third quarter as initially contemplated. We now anticipate executing the definitive agreements during the fourth quarter and expect closing to occur by early 2013.  The transaction is subject to the definitive agreement being entered into and other customary conditions.

Assets Held for Sale and Discontinued Operations
In August 2012, we sold our interest in Novidesa S.A. de C.V. to our joint venture partner, GRUPO Idesa.  In September 2012, we signed a letter of intent for the sale of Accelerated Business Technologies LLC and certain of our other building and construction businesses and assets that are collectively known as SYNTHEON, including NOVA Chemicals Chile Limitada, SYNTHEON Inc., NCE Inc. and the Elemix® business. We expect to execute definitive agreements and close this transaction in the fourth quarter of 2012.  Following completion of this transaction, our joint venture interest in Reliance Innovative Building Solutions Pvt. Ltd ("RIBS") will be the only remaining business from our building and construction portfolio.  Our interest in RIBS continues to be available for immediate sale and can be sold to a potential buyer in its current condition.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of September 30, 2012 and December 31, 2011.

CORPORATE
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Corporate operating costs	$(38)	$(31)	$(99)	$(86)
Mark-to-market feedstock derivatives (1)	5	10	(1)	19
Foreign exchange gain (loss)	3	(11)	2	(4)
Depreciation and amortization	(3)	(2)	(8)	(7)
Operating loss from continuing operations (2)	$(33)	$(34)	$(106)	(78)
(1)     We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.
(2)     See Supplemental Measures.

Corporate Operating Costs
Corporate operating costs increased during the third quarter of 2012 and the nine months ended September 30, 2012 as compared to the third quarter of 2011 and the nine months ended September 30, 2011 primarily due to an increase in compensation related costs.

Mark-to-Market Feedstock Derivatives
During the third quarter of 2012, we recorded an unrealized gain of $5 million in the mark-to-market value of our open feedstock positions.  We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to the fourth quarter of 2012.  During the second quarter of 2012, we entered into trades that lock in ethane spreads on small volumes of ethane/propane mix that extend through the second quarter of 2013. From time-to-time, our portfolio also includes trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price, small volumes of our winter natural gas requirements. During the third quarter of 2011, we recorded an unrealized gain of $10 million.

Foreign Exchange Gain (Loss)
Foreign exchange gains in the third quarter of 2012 and the nine months ended September 30, 2012 as compared to foreign exchange losses during the same periods in 2011 are primarily due to a strengthening Canadian dollar on working capital balances and a strengthening Euro on a Euro denominated note receivable.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	September 30 2012	December 31 2011
Long-term debt due within one year (1)	$3	$582
Long-term debt	1,191	1,159
Less: cash and cash equivalents (2)	(919)	(960)
Total debt, net of cash and cash equivalents	$275	$781
Total equity	$2,815	$2,380
Quarterly increase (decrease) in total debt, net of cash (3)	$1	$(80)
(1)     At December 31, 2011, includes our $400 million 6.5% notes which were repaid in January 2012 and drawn amounts on the accounts receivable securitization programs which were extended in 2012 and subsequently reclassified to long-term debt. In September 2012, we repaid the outstanding balances on the accounts receivable securitization programs and have not requested any further funding since the repayment.
(2)     Does not include cash of disposal group classified as held for sale.
(3)     Benchmarked against the previous applicable quarter.

Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at September 30, 2012 was $1,467 million, compared to $1,508 million at December 31, 2011.

We have three revolving credit facilities totaling $565 million as of September 30, 2012 and December 31, 2011.  As of September 30, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

In September 2012, we called our $400 million floating rate senior notes due in November 2013 early and on October 25, 2012, we repaid them using cash-on-hand.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  In September 2012, we repaid the outstanding balances on both the U.S. and Canadian programs and have not requested any further funding since the repayment. Therefore, at September 30, 2012, the combined balance under the programs was $0 million. At December 31, 2011, the combined balance under the programs was $182 million and was included in long-term debt due within one year.  At September 30, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1: computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at September 30, 2012.

Inflows and Outflows of Cash
During the third quarter of 2012, we generated $265 million in cash from operating activities from continuing operations.  Funds from operations were $239 million. Working capital decreased by $57 million primarily due to compensation related accruals and increased NOVA 2020 spending. Capital expenditures and turnaround costs totaled $89 million for the third quarter of 2012.  The net decrease in cash and cash equivalents for the third quarter of 2012 was $34 million.

For the nine months ended September 30, 2012, we generated $906 million in cash from operating activities from continuing operations.  Funds from operations were $932 million. Working capital decreased by $133 million during the nine months ended September 30, 2012, primarily due to a decrease in accounts receivable as a result of lower selling prices in our Olefins/Polyolefins business unit as well as compensation related accruals and increased NOVA 2020 spending.  Capital expenditures and turnaround costs totaled $205 million for the nine months ended September 30, 2012.  During the nine months ended September 30, 2012, we repaid our accounts receivable securitization programs and $400 million 6.5% notes using cash-on-hand, as well as paid a $75 million distribution to our shareholder.  The net decrease in cash and cash equivalents for the nine months ended September 30, 2012, was $41 million.

Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases.  In the third quarters of 2012 and 2011, we recorded no net after-tax gain or loss on realized positions.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details.

Summary Quarterly Financial Information
	2012			2011				2010
(millions of U.S. dollars)	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31
Revenue	$1,189	$1,421	$1,341	$1,102	$1,448	$1,392	$1,299	$1,170
Operating profit from continuing operations (1)	$195	$292	$289	$144	$254	$348	$261	$132
Profit	$107	$189	$191	$77	$150	$225	$163	$63
(1)     See Supplemental Measures.

Changes in Profit
(millions of U.S. dollars)	Q3 2012 Compared to Q3 2011	First Nine Months 2012 Compared to First Nine Months 2011
Lower operating margin(1)	$(52)	$(63)
Higher research and development	(2)	(4)
Higher sales and marketing	(1)	(2)
Higher general and administrative	(4)	(18)
(Higher) lower finance costs, net	(8)	13
Lower other losses, net	3	6
Lower income tax expense	23	37
Lower profit from discontinued operations	(2)	(20)
Decrease in profit	$(43)	$(51)
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Profit decreased during the third quarter of 2012 compared to the third quarter of 2011 primarily due to a reduction in margins in our Olefins/Polyolefins business unit. Profit decreased during the first nine months of 2012 compared to the first nine months of 2011 primarily due to a reduction in margins in our Olefins/Polyolefins business unit, an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives.

General and administrative expenses increased during the third quarter and first nine months of 2012 compared to the third quarter and first nine months of 2011 primarily due to an increase in compensation related costs.

Finance costs, net, were higher during the third quarter of 2012 compared to the third quarter of 2011 primarily due to the write-off of an unamortized discount related to our $400 million floating rate senior notes due in November 2013, which we called in September 2012 and repaid in October 2012, offset by a decrease in finance costs on our revolving credit facilities and maturity and repayment of our $400 million 6.5% notes in January 2012. Finance costs, net, were lower during the first nine months of 2012 compared to the first nine months of 2011 primarily due to the maturity and repayment of our $400 million 6.5% notes in January 2012 and a decrease in finance costs on our revolving credit facilities, offset by the write-off of an unamortized discount related to our $400 million floating rate senior notes due in November 2013, which we called in September 2012 and repaid in October 2012.

For the third quarter and first nine months of 2012, other losses, net, decreased compared to the third quarter and first nine months of 2011 primarily due to higher losses recognized related to U.S. patent litigation in the same periods of 2011.

Income tax expense was lower in the third quarter and first nine months of 2012 compared to the third quarter and first nine months of 2011 primarily due to lower tax rates and a decrease in profit before income taxes from continuing operations.

Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

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Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses.  This measure assists readers in analyzing our profit from continuing operations.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Reconciliation of operating profit from continuing operations to profit for the period
Operating profit from continuing operations	$195	$254	$776	$863
Finance costs, net	(49)	(41)	(112)	(125)
Other losses, net	(3)	(6)	(9)	(15)
Income tax expense	(34)	(57)	(156)	(193)
Profit from continuing operations	109	150	499	530
(Loss) profit from discontinued operations, net of tax	(2)	—	(12)	8
Profit for the period	$107	$150	$487	$538

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Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins business unit and the Performance Styrenics segment.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

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Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

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Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

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Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

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Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

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Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation
Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended September 30, 2012 and 2011

The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended September 30, 2012 and 2011, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company's management.

Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Dated November 1, 2012.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue		$1,189	$1,448	$3,951	$4,139

Feedstock and operating costs		933	1,140	2,994	3,119
Research and development		12	10	33	29
Sales and marketing		8	7	23	21
General and administrative		41	37	125	107
		994	1,194	3,175	3,276
Operating profit from continuing operations		195	254	776	863

Finance costs, net	5	(49)	(41)	(112)	(125)
Other losses, net		(3)	(6)	(9)	(15)
		(52)	(47)	(121)	(140)
Profit before income taxes from continuing operations		143	207	655	723
Income tax expense	6	(34)	(57)	(156)	(193)
Profit from continuing operations		109	150	499	530
(Loss) profit from discontinued operations, net of tax	7	(2)	—	(12)	8
Profit for the period		$107	$150	$487	$538

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Profit for the period		$107	$150	$487	$538
Exchange differences on translation of foreign operations from continuing operations		2	2	2	2
Exchange differences on translation of foreign operations from discontinued operations		1	(2)	2	(1)
Recycled to income statement on disposal of foreign operations		—	—	—	(5)
		3	—	4	(4)
Actuarial losses arising from employee benefit plan liabilities		(41)	(96)	(72)	(103)
Income tax effect		10	22	16	24
	3	(31)	(74)	(56)	(79)
Other comprehensive loss for the period, net of tax		(28)	(74)	(52)	(83)
Total comprehensive income for the period, net of tax		$79	$76	$435	$455

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	September 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents		$919	$960
Trade and other receivables		446	510
Inventories		519	575
Income taxes receivable		28	31
Restricted cash	11	85	85
Other current assets		100	82
		2,097	2,243
Assets held for sale	7	20	22
		2,117	2,265
Intangible assets		411	435
Other non-current assets		33	25
Deferred tax asset		17	37
Property, plant and equipment	8	3,442	3,446
		$6,020	$6,208
Liabilities and Equity
Current liabilities
Trade and other payables		$379	$343
Other current liabilities		110	178
Income taxes payable		22	40
Provisions	10	108	109
Long-term debt due within one year	9	3	582
		622	1,252
Liabilities associated with assets held for sale	7	9	7
		631	1,259
Long-term debt	9	1,191	1,159
Other non-current liabilities		52	48
Employee benefit plan liability	3	461	449
Provisions	10	106	105
Deferred tax liability		764	808
		3,205	3,828
Equity
Issued capital		786	786
Foreign currency translation reserve		1	(3)
Retained earnings		2,028	1,597
		2,815	2,380
		$6,020	$6,208

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Issued capital	Foreign currency translation reserve	Retained earnings	Total equity
At December 31, 2010	$861	$2	$1,108	$1,971
Profit for the period	—	—	163	163
Other comprehensive loss	—	(3)	(4)	(7)
Total comprehensive (loss) income	—	(3)	159	156
At March 31, 2011	861	(1)	1,267	2,127
Profit for the period	—	—	225	225
Other comprehensive loss	—	(1)	(1)	(2)
Total comprehensive (loss) income	—	(1)	224	223
At June 30, 2011	861	(2)	1,491	2,350
Profit for the period	—	—	150	150
Other comprehensive loss	—	—	(74)	(74)
Total comprehensive income	—	—	76	76
At September 30, 2011	$861	$(2)	$1,567	$2,426

At December 31, 2011	$786	$(3)	$1,597	$2,380
Profit for the period	—	—	191	191
Other comprehensive income (loss)	—	1	(4)	(3)
Total comprehensive income	—	1	187	188
At March 31, 2012	786	(2)	1,784	2,568
Profit for the period	—	—	189	189
Other comprehensive loss	—	—	(21)	(21)
Total comprehensive income	—	—	168	168
At June 30, 2012	786	(2)	1,952	2,736
Profit for the period	—	—	107	107
Other comprehensive income (loss)	—	3	(31)	(28)
Total comprehensive income	—	3	76	79
At September 30, 2012	$786	$1	$2,028	$2,815

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Operating activities
Profit before tax	$141	$207	$643	$731
Loss (profit) from discontinued operations, net of tax	2	—	12	(8)
Profit before tax from continuing operations	143	207	655	723
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	75	70	221	198
Unrealized (gain) loss on derivatives	(5)	(10)	1	(19)
Unrealized foreign exchange loss	6	3	5	2
Movements in provisions and pensions	(31)	(11)	(62)	(20)
Finance costs	51	39	112	121
	239	298	932	1,005
Working capital adjustments:
Trade and other receivables	1	42	65	(9)
Inventories	19	131	58	(132)
Other current assets	(9)	16	(20)	17
Trade and other payables	28	(41)	32	(15)
Other current liabilities	18	5	(2)	(33)
	57	153	133	(172)
Changes in other non-current assets and liabilities	(4)	9	(2)	7
	53	162	131	(165)
Interest received	1	—	3	3
Income tax payments, net of refunds	(28)	(7)	(160)	(124)
Cash provided by operating activities from continuing operations	265	453	906	719
Cash used in operating activities from discontinued operations	—	(2)	(8)	(10)
Cash provided by operating activities	265	451	898	709
Investing activities
Purchase of property, plant and equipment	(68)	(42)	(156)	(96)
Capitalized interest	(1)	—	(2)	—
Turnaround costs	(20)	(21)	(47)	(35)
Proceeds (payments) from sale of investment in joint ventures	—	3	(2)	55
Proceeds from disposal of property, plant and equipment	—	1	—	1
Proceeds from dissolution of other investments	—	—	—	5
Cash used in investing activities	(89)	(59)	(207)	(70)
Financing activities
Long-term debt repayments	—	—	(400)	(10)
(Decrease) increase in accounts receivable securitization funding	(200)	9	(182)	30
Interest paid	(10)	(23)	(75)	(91)
Distribution paid	—	—	(75)	—
Cash used in financing activities	(210)	(14)	(732)	(71)
(Decrease) increase in cash and cash equivalents	(34)	378	(41)	568
Cash and cash equivalents, beginning of period	953	496	960	306
Cash and cash equivalents, end of period	$919	$874	$919	$874

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.     Corporate information

These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and nine months ended September 30, 2012 and 2011 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on October 29, 2012.  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.  Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.     Basis of preparation and accounting policies

Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2012 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011.

The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2011, except for the changes discussed below.

Changes in accounting policies and disclosures

New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following amended standards effective as of January 1, 2012:

Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets measured using the revaluation model, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012.  The application of the amended standard did not have an impact on our consolidated financial statements.

The IASB’s amendment to IFRS 7, Financial Instruments: Disclosures, is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  The amendment relates to required annual disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. We adopted this amendment as of January 1, 2012 and the required disclosures, if any, will be reflected in our annual consolidated financial statements.

Standards issued but not yet effective
In May 2012, the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle as a result of its annual improvement process which incorporates amendments to five standards.  The amendments are effective for annual periods beginning on or after January 1, 2013 and will be applied retrospectively.  We are currently evaluating the impact of adopting these amendments.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12).  The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements, as well as provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period.  The amendments are effective for annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11 and IFRS 12.  We are currently evaluating the impact of adopting these amendments.
3.     Significant accounting judgments, estimates and assumptions

The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2012, including the key sources of estimation uncertainty were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2011.

The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations.  An actuarial valuation involves making various assumptions which may differ from actual developments in the future.  These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases.  Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets.  All significant assumptions and asset values are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration of projected cash flows of our pension obligations.  The mortality rate is based on publicly available mortality tables for the specific country.  Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.

Given the decrease in interest rates during the first nine months of 2012, management decreased the discount rates used in determining our pension and post-retirement obligations and applied actual asset values as of September 30, 2012.  These changes increased our employee benefit plan liability by $60 million in 2012, and decreased other comprehensive income and equity by $21 million and $47 million for the three and nine months ended September 30, 2012, respectively.

4.     Segmented information

The following tables provide information for each reportable operating segment.

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue
Joffre Olefins	$396	$550	$1,368	$1,483
Corunna Olefins	523	680	1,891	1,980
Polyethylene	485	563	1,615	1,648
Performance Styrenics	90	87	261	247
Eliminations	(305)	(432)	(1,184)	(1,219)
	$1,189	$1,448	$3,951	$4,139

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Operating profit (loss) from continuing operations
Joffre Olefins	$166	$275	$700	$667
Corunna Olefins	71	80	206	222
Polyethylene	16	(39)	(39)	110
Performance Styrenics	2	1	8	6
Corporate	(33)	(34)	(106)	(78)
Eliminations	(27)	(29)	7	(64)
Operating profit from continuing operations	$195	$254	$776	$863
Finance costs, net	(49)	(41)	(112)	(125)
Other losses, net	(3)	(6)	(9)	(15)
Profit before income taxes from continuing operations	$143	$207	$655	$723

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Depreciation and amortization
Joffre Olefins	$37	$36	$112	$107
Corunna Olefins	11	7	32	17
Polyethylene	24	24	68	65
Performance Styrenics	—	1	1	2
Corporate	3	2	8	7
	$75	$70	$221	$198

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Capital Spending
Joffre Olefins	$9	$8	$29	$19
Corunna Olefins	26	16	58	38
Polyethylene	32	17	66	36
Performance Styrenics	1	1	2	3
Corporate	1	—	3	—
	$69	$42	$158	$96

(unaudited, millions of U.S. dollars)	September 30 2012	December 31 2011
Assets
Joffre Olefins	$2,363	$2,396
Corunna Olefins	710	742
Polyethylene	1,665	1,745
Performance Styrenics	127	118
Corporate	1,176	1,237
Eliminations	(21)	(30)
	$6,020	$6,208
5.    Finance costs

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Interest on long-term debt	$46	$35	$100	$106
Interest on securitizations and other	4	5	14	19
Accretion of decommissioning provisions	1	1	3	3
Finance costs	51	41	117	128
Capitalized borrowing costs	(1)	—	(2)	—
Finance income	(1)	—	(3)	(3)
Finance costs, net	$49	$41	$112	$125

6.    Income taxes

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Profit before income taxes from continuing operations	$143	$207	$655	$723
Statutory income tax rate	25.0%	26.5%	25.0%	26.5%
Computed income tax expense	36	54	164	191
Increase (decrease) in taxes resulting from:
Higher effective foreign tax rates	—	2	1	2
Unrecognized loss carryforwards	2	2	(5)	1
Other	(4)	(1)	(4)	(1)
Income tax expense	$34	$57	$156	$193
The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Income taxes
Current income tax expense	$46	$61	$184	$169
Deferred income tax expense (recovery)	(12)	(4)	(28)	24
Income tax expense	34	57	156	193
Income tax recovery recognized in other comprehensive income	(10)	(22)	(16)	(24)
Total income taxes	$24	$35	$140	$169
7.    Assets and liabilities held for sale and discontinued operations

INEOS NOVA joint venture
On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. (“INEOS”) providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The negotiated sale price was subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.

The sale closed on February 28, 2011.  At closing we received approximately $65 million (€47 million). During the third quarter of 2011, we finalized estimates of certain pension liabilities and received net proceeds from INEOS of $3 million, resulting in net proceeds on the sale totaling $55 million during the nine months ended September 30, 2011. We recognized an additional gain on the sale of $3 million during the third quarter of 2011, for a total loss of $1 million for the nine months ended September 30, 2011. This amount did not represent our final net proceeds from the sale, because other pension liabilities that were estimated as of closing had not been finalized. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during the nine months ended September 30, 2012.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented.

SYNTHEON
During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses includes SYNTHEON Inc.; Accelerated Building Technologies LLC (“ABT”); NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. (“NOVIDESA”) and Reliance Innovative Building Solutions Pvt. Ltd ("RIBS") (both joint ventures); and intellectual property relating to both the building and construction products and Elemix® concrete additive.  We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed.  In August 2012, we sold our interest in NOVIDESA to our joint venture partner, GRUPO Idesa.  Additionally, in the third quarter of 2012, management decided to begin winding down ABT and its related technologies, while, on a parallel path, continuing to entertain strategic options, including a sale of these assets.  In September 2012, we signed a letter of intent for the sale of ABT and certain other SYNTHEON businesses and assets, including NOVA Chemicals Chile Limitada, SYNTHEON Inc., NCE Inc. and the Elemix business. We expect to execute definitive agreements and close this transaction in the fourth quarter of 2012. Following completion of this transaction, our joint venture interest in RIBS will be the only remaining business from our building and construction portfolio. Our interest in RIBS continues to be available for immediate sale and can be sold to a potential buyer in its current condition.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of September 30, 2012 and December 31, 2011.

Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

	Three Months Ended			Three Months Ended			Nine Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2011			September 30, 2012			September 30, 2011
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total
Revenues	$—	$7	$7	$—	$5	$5	$—	$20	$20	$—	$13	$13
(Loss) profit from discontinued operations, before tax	$—	$(2)	$(2)	$—	$(3)	$(3)	$—	$(11)	$(11)	$22	$(9)	$13
Gain (loss) on disposal, before tax	—	—	—	3	—	3	(1)	—	(1)	(1)	—	(1)
Income tax expense	—	—	—	—	—	—	—	—	—	(4)	—	(4)
(Loss) profit from discontinued operations, net of tax	$—	$(2)	$(2)	$3	$(3)	$—	$(1)	$(11)	$(12)	$17	$(9)	$8

	September 30 2012	December 31 2011
(unaudited, millions of U.S. dollars)	SYNTHEON	SYNTHEON
Current assets
Cash and cash equivalents	$1	$2
Trade and other receivables	7	5
Inventories	3	2
Other current assets	1	2
	12	11
Investments in joint ventures	—	3
Property, plant and equipment	8	8
Assets held for sale	$20	$22
Current liabilities
Trade and other payables	$8	$7
Provisions	1	—
	9	7
Liabilities associated with assets held for sale	$9	$7
8.   Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2011	$44	$3,832	$12	$13	$8	$9	$109	$4,027
Additions	—	69	—	3	—	—	124	196
Disposals	—	(25)	—	—	—	—	—	(25)
Transfers	—	63	—	—	1	—	(64)	—
At September 30, 2012	$44	$3,939	$12	$16	$9	$9	$169	$4,198
Depreciation
At December 31, 2011	$—	$568	$3	$7	$1	$2	$—	$581
Depreciation	—	188	2	4	1	—	—	195
Disposals	—	(20)	—	—	—	—	—	(20)
At September 30, 2012	$—	$736	$5	$11	$2	$2	$—	$756
Net book value
At September 30, 2012	$44	$3,203	$7	$5	$7	$7	$169	$3,442
At December 31, 2011	$44	$3,264	$9	$6	$7	$7	$109	$3,446

Capitalized borrowing costs
The amount of borrowing costs capitalized during the three and nine months ended September 30, 2012 was $1 million and $2 million, respectively.  A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization.

Capital commitments
See Note 11 for capital commitments.
9.     Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		September 30 2012	December 31 2011
Revolving credit facilities	2013 - 2015	(1)	$—	$—
Unsecured debentures and notes
$400	2012	(2)	—	400
$400	2013	(2)	400	369
$350	2016	(2)	344	342
$350	2019	(2)	342	341
$100	2025	(2)	78	77
			$1,164	$1,529
Accounts receivable securitization programs	2014-2015		—	182
Other debt	2012-2020		30	30
Total			$1,194	$1,741
Less long-term debt due within one year			(3)	(582)
Long-term debt			$1,191	$1,159

(1)	As of September 30, 2012, three facilities totaling $565 million: $425 million due December 17, 2015, $40 million due September 20, 2013 and $100 million due September 20, 2015.

(2)	Callable at the option of the Company at any time.
We have three revolving credit facilities totaling $565 million as of September 30, 2012 and December 31, 2011.  As of September 30, 2012 and December 31, 2011, we had utilized $17 million of our revolving credit facilities.

On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

In September 2012, we called our $400 million floating senior notes due in November 2013 early and on October 25, 2012, we repaid them using cash-on-hand.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015.  The Canadian program allows for maximum funding of $100 million.  In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.  In September 2012, we repaid the outstanding balances on both the U.S. and Canadian programs and have not requested further funding since the repayment. Therefore, at September 30, 2012, the combined balance under the programs was $0 million.  At December 31, 2011, the combined balance under the programs was $182 million and was included in long-term debt due within one year.  At September 30, 2012 and December 31, 2011, the maximum funding availability of the programs was $225 million and $200 million, respectively.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1: computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at September 30, 2012.

As of September 30, 2012, we had $79 million ($43 million as of December 31, 2011) outstanding on our standby letter of credit facility.

10.     Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	15	15
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	—	(2)
Reversed	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	—	1	2
Interest expense	—	3	—	—	3
Utilized	(1)	—	—	(1)	(2)
Reversed	—	(5)	—	—	(5)
Transferred to a disposal group	(1)	—	—	—	(1)
Foreign exchange	—	3	—	—	3
At September 30, 2012	$—	$102	$5	$107	$214

Classified as:	September 30 2012	December 31 2011
Current	$108	$109
Non-current	106	105
	$214	$214
11. Commitments and contingencies

We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim filed against us in the Court of Queen’s Bench of Alberta by Dow Chemical Canada ULC and its European affiliate concerning the third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million.

In 2005, The Dow Chemical Company (“Dow Chemical”) filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we would prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction. Accordingly, the court’s order allowed us to continue to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States pending expiration of the patents in October 2011.

We appealed the verdict to the Court of Appeals for the Federal Circuit (“CAFC”) on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position. Oral arguments for the appeal were heard on October 4, 2011. In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied. In August 2012, we filed a petition for Certiorari (review) with the U.S. Supreme Court to hear our appeal which was denied in October 2012. We continue to explore our options with respect to this litigation.

The patents at issue in the U.S. patent litigation expired on October 15, 2011. No accruals have been made beyond that date on the sales of the alleged infringing grades of SURPASS resin in the United States. As of September 30, 2012, $107 million

(December 31, 2011 — $107 million) has been accrued with respect to this claim, which represents the $76 million award plus $31 million based on sales and interest through September 30, 2012. As of September 30, 2012 and December 31, 2011, both the provision and restricted cash are reported as current on the consolidated statements of financial position. The damages awarded in the trial reflect sales of accused SURPASS resins through December 31, 2009.  A Supplemental Damages Bench Trial is scheduled for December 2012 to determine any additional damages that should be awarded to Dow based on sales from January 1, 2010 through the expiration of the patents on October 15, 2011.

In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011. In April 2011, the Court ordered the trial to commence in January 2013. A motion was heard on July 26, 2012 to adjourn and the trial was rescheduled to commence on September 9, 2013.  As this litigation is still in its early stages, and we believe it is not probable that Dow Chemical’s action will succeed, no amount has been accrued as of September 30, 2012 with respect to this claim.

Capital commitments
At September 30, 2012, we had capital commitments of $141 million primarily relating to various growth and sustaining capital projects.

Other commitments and contingencies
In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We made interim repairs and have been operating the modified facility at lower production rates with some of our low-density polyethylene products in Force Majeure. In mid-October 2012, we took the unit off line to begin repair work to return it to full operations. We expect these repairs to take approximately two months, after which we will begin commissioning work. Once this is complete, we expect the unit to have the same capability that it had prior to the unplanned shutdown in 2011.

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

In June 2012, we completed a transaction pursuant to which we terminated certain rail car operating leases and entered into an operating lease with a new counterparty for the rail cars previously covered under the terminated leases.  The new operating lease has a 12 year term and will decrease our annual lease payments by approximately $4 million through 2018.

In September 2012, we signed a memorandum of understanding with Paramount Resources Ltd. for a long-term ethane purchase agreement sourced primarily from Paramount's new deepcut facility, Musreau, in Alberta.

In May 2012, we announced that we signed a letter of intent with PFB Corporation (“PFB”), for a subsidiary of PFB to acquire our Performance Styrenics business, including our expandable polystyrene and ARCEL® resin products.  We expect to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.  We did not execute definitive agreements during the third quarter as initially contemplated. We now anticipate executing the definitive agreements during the fourth quarter and expect closing to occur by early 2013.  The transaction is subject to the definitive agreement being entered into and other customary conditions.

12. Subsequent Events

On October 25, 2012, we repaid our $400 million floating rate senior notes due in November 2013 using cash-on-hand.

Forward-Looking Information
This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  the proposed sale of our Performance Styrenics business to a subsidiary of PFB; our plans for the disposition of our SYNTHEON building and construction businesses and assets; the unplanned shutdown of our Mooretown LDPE facility and our plans to return it to full operations; our memoranda of understanding with Mistral Midstream Inc. and Paramount Resources Ltd. to purchase ethane; the expected timing of commissioning of the Vantage Pipeline; and our beliefs regarding our litigation with Dow Chemical.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 13, 2012 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information
is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

ARCEL® and Elemix® are registered trademarks of NOVA Chemicals Inc.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors and media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: (412) 490-4952
E-mail: markowp@novachem.com

NOVA Chemicals files additional information with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.